

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 13, 2024

Kirsten Spears
Chief Financial Officer
Broadcom Inc.
3421 Hillview Ave
Palo Alto, CA 94304

      Re: Broadcom Inc.
          Form 10-K
          Filed December 14, 2023
          Form 8-K
          Filed December 7, 2023
          File No 001-38449

Dear Kirsten Spears:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Manufacturing